ABN 41 009 117 293

**FIRST AUSTRALIAN RESOURCES LIMITED**

*Incorporated in Western Australia*

September 1, 2005



Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA



Gentlemen:

**EXEMPTION NUMBER 82-3494**

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,



TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
1 September 2005 (ASX Announcement & Media Release – Hurricane Katrina)

dlw 9/12

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

1 September 2005

## ASX ANNOUNCEMENT AND MEDIA RELEASE

### Hurricane Katrina

FAR has received a number of enquiries concerning Hurricane Katrina and the potential impact, if any, on its gulf coast activities.

Fortunately, at the time Katrina hit the region, FAR was not involved in any barge rig drilling or workover activity.

Reports are now filtering in from locations, and at this time, FAR is not aware of any damage to its facilities. A pumper has been out to Lake Long, which provides FAR's main revenue stream. All wells are back on line, however, barging of oil through the locks has been disrupted temporarily. Shipments are expected to resume shortly and in the interim oil will go to the tanks until capacity is reached.

Our operators have a number of personnel living in and around the New Orleans area and we are hopeful that they will be safe and able to overcome what must be extremely difficult conditions.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: info@far.com.au
Website: www.far.com.au